Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Corporation

Advantage Oil & Gas Ltd. (the "Corporation" or "Advantage")
700, 400 - 3rd Avenue SW
Calgary, Alberta T2P 4H2

2.	Date of Material Change

April 14, 2011

3.	News Release

A news release disclosing in detail the information summarized in this material change report was issued by Advantage on April 14, 2011 and disseminated through the newswire services of Marketwire and would have been received by the securities commissions where Advantage is a reporting issuer in the normal course of its dissemination.

4.	Summary of Material Change

On April 14, 2011 Advantage closed the disposition (the "Transaction") of oil-weighted assets to Longview Oil Corp. ("Longview") which assets are located in West Central Alberta, Southeast Saskatchewan and the Lloydminster area of Saskatchewan for consideration, after adjustments pursuant to the terms of the purchase and sale agreement for the Transaction, comprised of net cash proceeds of approximately $224.3 million, 29,450,000 common shares of Longview and through the issuance of a $21.2 million promissory note payable in cash or in common shares of Longview, at the option of Longview.

5.	Full Description of Material Change

5.1	Full Description of Material Change

On April 14, 2011 Advantage closed the disposition of oil-weighted assets to Longview which assets are located in West Central Alberta, Southeast Saskatchewan and the Lloydminster area of Saskatchewan for consideration, after adjustments pursuant to the terms of the purchase and sale agreement for the Transaction, comprised of net cash proceeds of approximately $224.3 million, 29,450,000 common shares of Longview and through the issuance of a $21.2 million promissory note payable in cash or in common shares of Longview, at the option of Longview. It is expected that the promissory note will be repaid in cash if the over-allotment option granted to the underwriters pursuant to Longview's initial public offering  is fully exercised, in common shares if the over-allotment option is not exercised and in a combination of cash and common shares if the over-allotment option is partially exercised.

Pursuant to the Transaction, Advantage directly acquired ownership of an aggregate of 29,450,000 common shares resulting in Advantage holding approximately 66.3% of the total issued and outstanding common shares of Longview at closing.

Advantage plans to use the cash proceeds from the Transaction to reduce outstanding bank indebtedness. As a result of the sale of the assets pursuant to the Transaction, Advantage's borrowing base under its secured credit facilities with a syndicate of financial institutions has been reduced to $275 million. The credit facilities are secured by, among other things, a floating charge demand debenture over all of the assets of Advantage.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Advantage Oil & Gas Ltd. 700, 400 - 3rd Avenue SW Calgary, Alberta T2P 4H2 Andy Mah, Chief Executive Officer or Kelly Drader, President and Chief Financial Officer Telephone: (403) 718-8000
9.	Date of Report

April 21, 2011

Forward-Looking Information

This material change report contains forward-looking information that involves substantial known and unknown risks and uncertainties, most of which are beyond the control of Advantage, including, without limitation, those listed under the headings "Forward-Looking Statements" and "Risk Factors" in Advantage's annual information form for the year ended December 31, 2010, which is available on Advantage's SEDAR profile at www.sedar.com. Forward-looking information in this material change report includes, but is not limited to, information concerning the use of proceeds from the Transaction and the terms of the promissory note issued to Advantage. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results could differ materially from those expressed in, or implied by, such forward-looking information. Accordingly, prospective investors should not place undue reliance on the forward-looking information. The forward-looking information is made as of the date of this material change report and, other than as required by applicable securities laws, Advantage does not assume any obligation to update or revise the forward-looking information to reflect new events or circumstances.